Exhibit 99.1

Hello Everyone,

My name is Adam Cisse from the operations team here at Masterworks.

Today we’re thrilled to bring you xSxexcxrxextx xHxxixdxexoxuxtx xoxfx xtxhxex xFxlxaxmxixnxgxox xGxaxnxgx by the rising artist, Hernan Bas.

Bas is an American figurative, expressionist artist whose practice spans paintings, videos, installations, and works on paper that primarily depicts solitary figures

His market has continued to grow significantly, with an 18% Annual Record Price Growth rate, and top auction records as high as $2.6M.

Executed in 2014, the painting is a characteristic example of Bas’ large-scale landscapes with vibrant colors, stylized formality, and inclusion of young male subjects.

So why do we like this painting? Three reasons:

One: The average price for paintings by Bas grew from 2019-2022 by over 700%, signaling strong rising demand for the artist.

Two: The annual appreciation rate for similar works by Bas is 25.2%

Three: Works by Bas executed after 2008, similar to the painting in composition, have sold for over $1.2 million and include: “The Overly Prepped Boy (or The Approaching Glacier),” sold for $1.24M and “Night Flight or Midnight Migration, or My Merry Way”, sold for $746K.

Thank you for joining us, and we are thrilled to bring you this offering by Hernan Bas.